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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 27 October 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ALCOA, BHP BILLITON TO SELL INTEGRIS METALS
TO RYERSON TULL FOR US$660 MILLION

New York, NY - October 26, 2004 -- Alcoa Inc. and BHP Billiton today announced they have agreed to sell 100% of their respective equity interests in Integris Metals to Ryerson Tull for US$410 million in cash plus assumption of Integris' debt, which was approximately US$250 million as of October 1, 2004. Alcoa and BHP Billiton each own 50% of Integris Metals. The transaction is expected to be completed by early 2005.

Integris Metals, a metals service center company engaged in the processing and distribution of metals, was formed in November 2001 through the combination of Reynolds Aluminum Supply Company (RASCO) and North America Metals Distribution (NAMD), Inc., the metals distribution businesses of Alcoa and BHP Billiton, respectively. Integris Metals has approximately 2400 employees. The shareholders' stated strategic intent was to create value through the combination of RASCO and NAMD and then exit the business when appropriate, as the metals distribution business was not core to either shareholder.

In August, Alcoa and BHP Billiton announced that Integris Metals had filed a registration statement with the SEC for an initial public offering (IPO) of its stock. Ryerson Tull approached the companies after the IPO filing and, as a result, a sale to Ryerson Tull is now agreed.

Alcoa and BHP Billiton were advised in the transaction by Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. The sale of Integris to Ryerson Tull will be subject to normal regulatory approvals.

For further information:

Alcoa Investor Contact
William F. Oplinger
+1 212 836-2674

Alcoa Media Contact
Kevin G. Lowery
+1 412 553-1424
Mobile +1 724-422-7844

BHP Billiton Investor/Media
Francis McAllister
+1 713 961 8625

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 27 October 2004